AKERMAN SENTERFITT

One SE Third Avenue

Miami, FL 33131

(305) 374-5600

Fax (305) 374-5095

August 6, 2007

Via EDGAR

U.S. Securities and Exchange Commission

Attn: Filing Desk

100 F Street, NE

Washington, D.C. 20549

RE:	Enterprise Acquisition Corp. – Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of Enterprise Acquisition Corp. (“Enterprise”), attached for filing, pursuant to the Securities Act of 1933, as amended, please find Enterprise's Registration Statement on Form S-1.

The filing fee paid in connection with this filing is $15,445.94. Please call the undersigned at (305) 374-5600 if you have any questions regarding this filing. Thank you.

Sincerely,

/s/ Bradley D. Houser

Bradley D. Houser

Enclosures

cc:	Daniel C. Staton, President and Chief Executive Officer, Enterprise Acquisition Corp.